SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2010

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated October 28, 2010 (Interim financial Report as of September 30, 2010)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: October 31, 2010

ENI ANNOUNCES RESULTS FOR THE THIRD QUARTER
AND THE NINE MONTHS OF 2010

Rome, October 28, 2010 - Eni, the international oil and gas company, today announces its group results for the third quarter and first nine months of 20101 (unaudited).

Financial Highlights

•	Adjusted operating profit: euro 4.11 billion in the quarter (up 31.7%); euro 12.57 billion in the first nine months (up 33.4%).
•	Adjusted net profit: euro 1.70 billion in the quarter (up 47.5%); euro 5.15 billion in the first nine months (up 35%).
•	Net profit: euro 1.72 billion in the quarter (up 39%); euro 5.77 billion in the first nine months (up 45.1%).
•	Cash flow: euro 2.41 billion in the quarter; euro 11.55 billion in the first nine months.

Operational Highlights

•	Oil and natural gas production: 1.705 million barrels per day in the quarter, unchanged from 2009 on a comparable basis[2] (up 0.7% in the first nine months).
•	Natural gas sales: down 17.4% to 18.60 billion cubic meters in the quarter (down 9.3% in the first nine months).
•	Achieved project milestones at the giant Zubair field in Iraq with first production expected to be reported in the next quarter. Started production at 8 fields out of the 12 planned for the year.
•	Important exploration successes achieved in Venezuela, Angola and the UK.
•	Awarded licenses in new high potential areas (Democratic Republic of Congo and Togo).

Paolo Scaroni, Chief Executive Officer, commented:
"In the third quarter, Eni has achieved excellent results against a backdrop of ongoing challenging conditions in the gas market. We have moved forward in developing the giant Zubair oilfield in Iraq, and have delivered significant discoveries in Angola, Venezuela and in the North Sea as well as access to the Democratic Republic of Congo and Togo, two new countries with high mineral potential. We continue to invest for future growth in particular in E&P. I am confident that the 2010 full year results will show a marked improvement on last year."

(1)	This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).
(2)	Excluding the impact of updating the natural gas conversion rate. For further information see page 6.

Financial Highlights

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

				SUMMARY GROUP RESULTS	(euro million)
3,217	4,305	4,084	27.0	Operating profit		9,589	13,236	38.0
3,117	4,128	4,106	31.7	Adjusted operating profit (a)		9,420	12,565	33.4
1,240	1,824	1,724	39.0	Net profit (b)		3,976	5,770	45.1
0.34	0.50	0.48	41.2	- per share (c)	(euro)	1.10	1.59	44.5
0.97	1.27	1.24	27.8	- per ADR (c) (d)	($)	3.00	4.18	39.3
1,152	1,625	1,699	47.5	Adjusted net profit (a) (b)		3,813	5,146	35.0
0.32	0.45	0.47	46.9	- per share (c)	(euro)	1.05	1.42	35.2
0.92	1.15	1.21	31.5	- per ADR (c) (d)	($)	2.87	3.74	30.3

(a)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis" page 25.
(b)	Profit attributable to Eni’s shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
Adjusted operating profit for the third quarter of 2010 was euro 4.11 billion, an increase of 31.7% compared with the third quarter of 2009. For the first nine months of 2010, adjusted operating profit was euro 12.57 billion, an increase of 33.4% from a year ago. These results reflected an excellent operating performance reported by the Exploration & Production division (an increase of 34.9% compared with the third quarter of 2009) driven by higher oil prices and the appreciation of the dollar vs. the euro. The downstream refining and petrochemical businesses both turned a profit reversing prior-year losses thanks to a more favorable trading environment. In contrast, the Gas & Power division reported sharply lower results as margins and sales volumes were hit by strong competitive pressures.

Adjusted net profit
Adjusted net profit for the third quarter of 2010 was euro 1.70 billion, up 47.5% compared with a year ago. In the first nine months of 2010, net profit increased by 35% to euro 5.15 billion. Both reporting periods benefited from an improved operating performance. In addition, the nine-month result was supported by higher profits reported by equity-accounted entities, while the quarterly result was helped by a lowered adjusted tax rate (down by 5 percentage points in the third quarter; it was stable in the first nine months).

Capital expenditures
Capital expenditures amounted to euro 2.85 billion for the quarter and euro 9.96 billion for the first nine months, mainly relating to the continuing development of oil and gas reserves, the upgrading of rigs and offshore vessels in the Engineering & Construction segment and of the gas transport infrastructures.

Cash flow
The main cash inflows for the quarter were net cash generated by operating activities amounting to euro 2,409 million (euro 11,548 million in the first nine months of 2010) and proceeds from divestments of euro 107 million (euro 902 million in the first nine months of 2010). These inflows were used to fund part of the financing requirements associated with capital expenditures of euro 2,851 million (euro 9,958 million in the first nine months of 2010) and the dividend payments to Eni’s shareholders amounting to euro 1,811 million in the quarter, relating to the interim dividend for fiscal year 2010 (they amounted to euro 3,622 million in the nine months of 2010 and also included payment of balance for the 2009 dividend). Other dividend payments to non-controlling interests amounted to euro 354 million in the nine months. As a result, net borrowings3 as of September 30, 2010 amounted to euro 25,261 million, representing an increase of euro 1,919 million from June 30, 2010 and euro 2,206 million from December 31, 2009.

(3)	Information on net borrowings composition is furnished on page 34.

Financial Ratios
Ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage4 – slightly declined to 0.47 at September 30, 2010 from 0.46 as of December 31, 2009. However, compared to the first-half results the ratio decline was more marked as it was down by 0.06 points due to the depreciation of the US dollar against the euro as recorded at September 30, 2010 vs. June 30, 2010 (down by 11%) which caused a reduction in total equity of euro 3.4 billion in the period, in addition to increased net borrowings.

Return on Average Capital Employed (ROACE)4 calculated on an adjusted basis for the twelve-month period to September 30, 2010 was 10.6% (10% at September 30, 2009).

Operational highlights and trading environment

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

				KEY STATISTICS
1,678	1,758	1,705	n.m.	Production of oil and natural gas (a)	(kboe/d)	1,730	1,768	n.m.
1,678	1,732	1,679	0.1	Production of oil and natural gas net of updating the natural gas conversion rate		1,730	1,742	0.7
957	980	948	(0.9)	- Liquids	(kbbl/d)	985	979	(0.6)
4,139	4,319	4,203	1.7	- Natural gas	(mmcf/d)	4,274	4,377	2.5
22.52	19.19	18.60	(17.4)	Worldwide gas sales	(bcm)	75.33	68.30	(9.3)
1.40	1.34	1.19	(15.0)	- of which: E&P sales in Europe and the Gulf of Mexico		4.35	4.13	(5.1)
9.19	9.61	10.70	16.4	Electricity sales	(TWh)	24.54	29.31	19.4
3.16	2.94	3.19	0.9	Retail sales of refined products in Europe	(mmtonnes)	9.02	8.81	(2.3)

(a)	From April 1, 2010, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas (it was 1 barrel of oil = 5,742 cubic feet of gas). The effect on production has been 26 kboe/d. For further information see page 6.

Exploration & Production
In the third quarter of 2010, Eni’s reported liquids and gas production was 1,705 kboe/d (1,768 kboe/d in the first nine months of 2010). This was calculated assuming a conversion rate of gas to barrel equivalent which was updated to 5,550 cubic feet of gas equals 1 barrel of oil (it was 5,742 cubic feet of gas per barrel in previous reporting periods; for further disclosures on this matter see page 6). On a comparable basis, i.e. when excluding the effect of updating the gas conversion rate, production was nearly unchanged on a quarter-to-quarter basis, while reporting an increase of 0.7% for the first nine months of 2010. Production increases were driven by continued organic growth achieved in Nigeria, Congo and Italy, new field start-ups and production ramp-up at fields which were started-up in 2009. Those trends were offset by planned facility downtime in Kazakhstan and Libya, and mature field declines mainly in the North Sea. The positive impact of lower OPEC restrictions offset lower entitlements in the Company’s PSAs due to higher oil prices as well as lower gas uplifts in Libya as a result of oversupply conditions in the European market.

Gas & Power
Against the backdrop of strong competitive pressures both in the domestic and European markets, Eni’s gas sales in the third quarter of 2010 registered a decrease of 17.4% compared with the third quarter of 2009, to 18.60 bcm. In the first nine months of 2010, gas sales declined by 9.3% from the first nine months of 2009 to 68.30 bcm. Sales volumes on the Italian market experienced the greatest declines (down by 2.32 bcm and 6.29 bcm, or 26% and 20.9% in the third quarter and in the first nine months of 2010, respectively) as all market segments posted volume losses. In the third quarter of 2010, sales in European markets declined by 11.2%, mainly in Belgium, Turkey and Hungary. In the first nine months of 2010 they were unchanged.

Refining & Marketing
Refining margins remained on a downward trend as sales prices of refined products failed to fully recover the cost of oil-based feedstock due to weak underlying fundamentals (sluggish demand, excess capacity and high inventory levels). In the third quarter of 2010, the marker Brent margin was $2.09 (down $0.25 per barrel in the

(4)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 34 and 35 for leverage and ROACE, respectively.

quarter, or 10.7%, and down $1.13 per barrel, or 30.1%, in the first nine months). Eni’s margins in the same period profited from a slight re-opening of light-heavy crude differentials in the Mediterranean area and from the fact that inland refineries benefited from higher premium on final prices compared to exporting refineries (CIF vs. FOB spreads). Also the appreciation of the dollar over the euro helped Eni’s realized margins.
Volumes of refined products marketed on the Italian network declined by 3.4% and 4.6% in the quarter and first nine months of 2010, respectively. The performance was affected by weak domestic consumption of fuels and increasing competitive pressures causing Eni’s market share to drop by almost one percentage point to 30.7% in the quarter. On the positive side, volumes marketed on the European markets increased by 13.8% and 4.4% in the third quarter and first nine months respectively benefiting in the quarter from the purchase of a network of service stations in Austria and an improved performance in Eastern Europe.

Currency
Results of operations were helped by the depreciation of the euro vs. the US dollar, down 9.8% and 3.6% in the third quarter and first nine months of 2010, respectively.

Portfolio developments

Start-up of the Zubair project in Iraq
Development activity has progressed at the giant Zubair oilfield in Iraq throughout the year and all project milestones have been achieved in line with contract arrangements. The Company expects to book its share of production in the year. Eni with a 32.8% interest, leads the consortium in charge of developing the field over 20 years targeting a production plateau of 1.2 mmbbl/d over the next six years.

Main production start-ups
Main production start-ups for the quarter were Arcadia 1 and Tuna in Egypt and Morvin in Norway, reaching production at 8 out of the 12 fields planned for the year.

Acquisition of exploration assets in the Democratic Republic of Congo
On August 16, 2010, Eni signed an agreement with UK-based Surestream Petroleum to acquire a stake of 55% and operatorship in the Ndunda block located in the Democratic Republic of Congo. The agreement has already been sanctioned by the relevant authorities and marks the implementation of the strategic partnership signed with the Democratic Republic of Congo in August 2009 to cooperate in developing the Country’s oil resources.

Exploration activities
In the third quarter of 2010, significant exploratory success was achieved in Venezuela with the appraisal well Perla 3 (Eni 50%), Angola with the exploratory wells Cabaca South East-2 and Mpungi 2 located in the 15/06 offshore block (Eni 35%, operator) and United Kingdom with the appraisal well Culzean 2.

Developments in the Hewett area
In October 2010, as part of the development project intended to build an offshore storage facility in the Hewett area located in the North Sea basin, Eni was granted from the relevant British authorities all the necessary permits to use the Deborah field as a storage site, as well a gas storage license. A final investment decision of the project is expected to be made by the first quarter of 2011.

Divestment of assets in the Exploration & Production division
On October 19, 2010, with a view to rationalizing its upstream portfolio, Eni closed the divestment of the entire share capital of its subsidiary Padana Energia to Gas Plus. The divested subsidiary includes exploration leases and concessions for developing and producing oil and natural gas in Northern Italy. Cash consideration for the deal amounted to euro 179 million, subject to a possible adjustment of up to euro 25 million related to achieving certain production targets at assets under development. Further price adjustments are foreseen in connection with appraising the underlying exploration potential. The agreement also encompasses, on the part of Gas Plus a call option to purchase 100% of Eni’s wholly-owned subsidiary Adriatica Idrocarburi, which owns oil and gas assets in Central Italy. The option expires on November 30, 2010.

European Commission’s investigations on players active in the natural gas sector
On September 29, 2010, the European Commission resolved to accept certain commitments presented by Eni to settle an antitrust proceeding without the ascertainment of any illicit behavior and consequently without imposition of any fines or sanctions. The proceeding related to alleged anti-competitive behavior in the natural gas market ascribed to the Company, associated with an alleged unjustified refusal to grant access to the TAG (Austria) and TENP/Transitgas (Germany/Switzerland) pipelines, connected with the Italian gas transport system. The commitments presented by Eni which have become mandatory following the Commission’s decision, include the divestment of Eni’s interests in the German TENP, in the Swiss Transitgas and in the Austrian TAG gas pipelines and associated carrier companies. Given the strategic importance of the Austrian Tag gas pipeline, which transports gas from Russia to Italy, Eni has negotiated a solution with the Commission which calls for the transfer of its stake to an entity controlled by the Italian State. The Company will take all the necessary steps to execute those commitments in accordance with such terms and time schedules as agreed upon with the Commission
(a non-confidential version of the agreed commitments will be released subject to the Commission’s consent).
As a result of the European Commission’s approval of Eni’s divestment plan, as of September 30, 2010, assets and liabilities of the interested Eni entities (which include both controlling and non-controlling shareholdings in 7 entities) have been reclassified to the balance-sheet line item "assets held for sale".

Outlook

In what remains an uncertain and volatile energy environment, Eni forecasts a modest improvement in global oil demand and a Brent price of 77 $/barrel for the full year 2010. Against this backdrop, key volumes trends for the year are expected to be the following:

-	Production of liquids and natural gas is forecast to be in line with 2009 (production in 2009 was 1.769 million boe/d). This estimate is based on the Company’s assumption for a Brent price of 77 $/barrel for the full year, the same level of OPEC restrictions as in the first nine months of 2010 and asset disposals underway. It excludes the effect of updating the gas conversion rate. Growth will be driven by continuing field start-ups, mainly in Italy, Congo and Norway and marginally by the Zubair project in Iraq, as well as production ramp-up at the Company’s recently started fields, mainly in Nigeria and Angola. These additions will be offset by mature field declines, lower gas uplifts in Libya due to oversupply conditions on the European market and the rescheduling of certain projects expected in the Gulf of Mexico as a consequence of the accident at the BP-operated Macondo well;
-	Worldwide gas sales are forecasted to decrease compared with 2009 (approximately 104 bcm were achieved in 2009). Increasing competitive pressures, mainly in Italy, are expected to be partly offset by an anticipated recovery in European gas demand as well as a benefit associated with integrating Distrigas operations;
-	Regulated businesses in Italy will benefit from the pre-set regulatory return on new capital expenditures and cost savings from integrating the full chain of transport, storage and distribution activities;
-	Refining throughputs on Eni’s account are planned to be in line with 2009 (actual throughputs in 2009 were 34.55 mmtonnes), due to higher rates of capacity utilization at Eni’s refineries and entry into operation of a new hydrocracking unit at the Taranto refinery, offset by lowered volumes on third party refineries reflecting the Company’s decision to terminate certain processing agreements;
-	Retail sales of refined products in Italy and the rest of Europe are expected to decline slightly from 2009 (12.02 mmtonnes in 2009) reflecting sluggish consumption. Marketing initiatives are planned in order to support sales volumes and margins in the Italian retail market and to develop the Company’s market share in European markets;
-	The Engineering & Construction business is expected to see solid results due to a robust order backlog.

In 2010, management plans to slightly increase capital expenditures compared with 2009 (euro 13.69 billion was invested in 2009) with the aim of optimizing production and taking into account the impact of the appreciation of the US dollar over the euro. Capital expenditures will mainly be directed to the development of oil and natural gas reserves, exploration projects, the upgrading of construction vessels and rigs, and the upgrading of the natural gas transport infrastructure. The Company expects that the divestment of Eni’s interests in the German TENP, in the Swiss Transitgas and in the Austrian TAG gas pipelines may be finalized by mid-2011, as financing, legal and technical due diligence is ongoing. Management forecasts that ratio of net borrowings to total equity (leverage) at year-end will be at the same level as at 2009 year-end supported by the effect of certain defined measures, a part of which has been already implemented throughout the course of the year.

This press release for the third quarter and the first nine months of 2010 (unaudited) provides data and information on business and financial performance in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF).

Results are presented for the third quarter and first nine months of 2010 and for the third quarter and the first nine months of 2009. Information on liquidity and capital resources relates to end of the period as of September 30, 2010, June 30, 2010 and December 31, 2009. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report. Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
The evaluation and recognition criteria applied in the preparation of this report are unchanged from those adopted for the preparation of the 2009 Annual Report, with the exception of the international accounting standards that have come into force from January 1, 2010 described in the section of the 2009 Annual Report "Accounting standards and interpretations issued by IASB/IFRIC and endorsed by EU".
Adoption of those accounting standards did not have any significant impacts on the financial results of the third quarter and first nine months of 2010 with the sole exception of interpretation IFRIC 12 "service concession arrangements". IFRIC 12 provides guidance on the accounting by operators for public-to-private service concession arrangements. An arrangement within the scope of this interpretation involves for a specified period of time an operator constructing, upgrading, operating and maintaining the infrastructure used to provide the public service. In particular when the grantor controls or regulates what services the operator must provide with the infrastructure, at what price and any significant residual interest in the infrastructure at the end of the term of the arrangement, the operator shall recognize the concession as an intangible asset or as a financial asset on the basis of the agreements. Based on existing arrangements in Eni Group companies, adoption of IFRIC 12 has led to the Company classifying infrastructures used to provide the public service within intangible assets in the balance sheet as of June 30 and September 30, 2010. Balance sheet data as of December 31, 2009 have been restated accordingly for an amount of euro 3,412 million (i.e. the net book value of infrastructures used to provide the public service which were presented within property, plant and equipment in prior years).
Considering the tariff set-up of public services rendered under concessions arrangements and absent any benchmarks, the Company was in no position to reliably quantify margins for construction and upgrading activities and consequently capital expenditures made in the period have been recognized as contract work in progress for an equal amount as costs incurred. Infrastructures used to provide the public service are amortized on the basis of the expected pattern of consumption of expected future economic benefits embodied in those assets and their residual value, as provided by the relevant regulatory framework.
From April 1, 2010, Eni has updated the conversion rate of gas to 5,550 cubic feet of gas equals 1 barrel of oil (it was 5,742 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in Eni’s gas properties that took place in recent years and was assessed by collecting data on the heating power of gas in all Eni’s 230 gas fields on stream at the end of 2009. The effect of this update on production expressed in boe for the third quarter of 2010 was 26 kboe/d. For the sake of comparability also production of the first quarter of 2010 was restated resulting in an effect equal to that of the second quarter. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Cautionary statement
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first nine months of the year cannot be extrapolated on an annual basis.

* * *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release for the third quarter and the nine months of 2010 (unaudited) is also available on the Eni web site: eni.com.

Summary results for the third quarter and the nine months of 2010
 (euro million)

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

19,142	22,902	22,704	18.6	Net sales from operations		61,150	70,410	15.1
3,217	4,305	4,084	27.0	Operating profit		9,589	13,236	38.0
(145)	(368)	28		Exclusion of inventory holding (gains) losses		(210)	(749)
45	191	(6)		Exclusion of special items		41	78

3,117	4,128	4,106	31.7	Adjusted operating profit		9,420	12,565	33.4

(175)	(309)	46		Net finance (expense) income (a)		(394)	(508)
216	311	178		Net income from investments (a)		549	699
(1,757)	(2,390)	(2,174)		Income taxes (a)		(5,099)	(6,841)
55.6	57.9	50.2		Tax rate	(%)	53.3	53.6

1,401	1,740	2,156	53.9	Adjusted net profit		4,476	5,915	32.1

				Breakdown by division (a):
943	1,439	1,329	40.9	Exploration & Production		2,859	4,013	40.4
579	521	438	(24.4)	Gas & Power		2,064	1,914	(7.3)
(48)	(19)	48	..	Refining & Marketing		(79)	(1)	98.7
(46)	(23)	18	..	Petrochemicals		(255)	(48)	81.2
214	273	258	20.6	Engineering & Construction		663	728	9.8
(62)	(61)	(54	12.9	Other activities		(162)	(176)	(8.6)
(183)	(329)	60	..	Corporate and financial companies		(649)	(471)	27.4
4	(61)	59		Impact of unrealized intragroup profit elimination (b)		35	(44)

1,240	1,824	1,724	39.0	Net profit attributable to Eni’s shareholders		3,976	5,770	45.1
(108)	(250)	16		Exclusion of inventory holding (gains) losses		(160)	(514)
20	51	(41)		Exclusion of special items		(3)	(110)

1,152	1,625	1,699	47.5	Adjusted net profit attributable to Eni’s shareholders		3,813	5,146	35.0

				Net profit attributable to Eni’s shareholders
0.34	0.50	0.48	41.2	per share	(euro)	1.10	1.59	44.5
0.97	1.27	1.24	27.8	per ADR	($)	3.00	4.18	39.3
				Adjusted net profit attributable to Eni’s shareholders
0.32	0.45	0.47	46.9	per share	(euro)	1.05	1.42	35.2
0.92	1.15	1.21	31.5	per ADR	($)	2.87	3.74	30.3
3,622.4	3,622.4	3,622.5		Weighted average number of outstanding shares (c)		3,622.4	3,622.4
2,034	4,585	2,409	18.4	Net cash provided by operating activities		9,655	11,548	19.6
2,957	4,328	2,851	(3.6)	Capital expenditures		9,801	9,958	1.6

(a)	Excluding special items. For a detailed explanation of adjusted net profit by division see page 25.
(b)	Unrealized intragroup profit concerns profit on intragroup sale of products, goods, services and tangible and intangible goods reported in the acquiring company’s assets at period end.
(c)	Fully diluted (million shares).

Trading environment indicators

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

68.28	78.30	76.86	12.6	Average price of Brent dated crude oil (a)		57.16	77.14	35.0
1.431	1.273	1.291	(9.8)	Average EUR/USD exchange rate (b)		1.365	1.316	(3.6)
47.71	61.51	59.54	24.8	Average price in euro of Brent dated crude oil		41.88	58.62	40.0
2.34	3.39	2.09	(10.7)	Average European refining margin (c)		3.76	2.63	(30.1)
2.26	4.48	2.44	8.0	Average European refining margin Brent/Ural (c)		4.14	3.37	(18.6)
1.64	2.66	1.62	(1.2)	Average European refining margin in euro		2.75	2.00	(27.3)
0.8	0.6	0.8		Euribor - three-month euro rate	(%)	1.4	0.7	(50.0)
0.4	0.4	0.4		Libor - three-month dollar rate	(%)	0.8	0.4	(50.0)

(a)	In USD per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Group results

Net profit attributable to Eni’s shareholders for the third quarter of 2010 was euro 1,724 million, an increase of euro 484 million from the third quarter of 2009, or 39%. For the first nine months of 2010, adjusted net profit was euro 5,770 million, an increase of euro 1,794 million from the first nine months of 2009, or 45.1%. These results were driven by an improved operating performance (up by 27% and 38% in the third quarter and the first nine months of 2010 respectively) which was mainly reported by the Exploration & Production division. Performance in the quarter was supported by a decreased tax rate, down by approximately 4 percentage points, due to a benefit associated with certain taxed provisions that were reversed to profit in the quarter, while the third quarter of 2009 was affected by certain non-deductible tax charges regarding certain foreign subsidiaries in the Exploration & Production division. The results of the nine-month period were helped by higher profits reported from equity-accounted and cost-accounted entities, including certain gains on divestments, while the consolidated tax-rate was substantially unchanged (down by 0.6 percentage points).

Adjusted net profit attributable to Eni’s shareholders amounted to euro 1,699 million for the third quarter of 2010, an increase of euro 547 million from the third quarter of 2009, or 47.5%. For the first nine months of 2010 adjusted net profit was euro 5,146 million, an increase of euro 1,333 million from the first nine months of 2009, or 35%. Adjusted net profit for the third quarter was calculated by excluding an inventory holding loss of euro 16 million and net special gains of euro 41 million, resulting in an overall adjustment equivalent to a decrease of euro 25 million.
For the first nine months of 2010, an inventory holding profit of euro 514 million and net special gains of euro 110 million resulted in an overall adjustment equivalent to a decrease of euro 624 million.
In the third quarter of 2010 special gains of the operating profit mainly related to gains on the divestment of certain non-strategic oil&gas interests in the Exploration & Production division. These were partly offset by light impairment charges of capital expenditures for the period on health, safety and environmental upgrades on assets impaired in previous reporting periods in the Refining & Marketing division, as well as provisions for redundancy incentives and environmental provisions. Special items of net profit included a gain on the divestment of a non-core interest in the Engineering & Construction business.
In the first nine months of 2010 there were also recorded impairments of oil&gas properties in the Exploration & Production and Petrochemical divisions of small amount. Special charges on net profit included a currency adjustment, amounting to euro 33 million, to the loss provision accrued in the 2009 financial statements to take account of the TSKJ proceeding. Certain special gains were also recorded relating to the divestment of a 25% stake in GreenStream (euro 93 million), including a gain from revaluing the residual interest in the venture, and a 100% interest in the Belgian company DistriRe (euro 47 million), as well as an impairment of the Company’s interest in an industrial venture in Venezuela (euro 20 million)5.

Results by division

The increase in the Group adjusted net profit in both the third quarter and the nine months of 2010 reflected a higher adjusted net profit mainly reported by the Exploration & Production, Petrochemical, Refining & Marketing and Engineering & Construction divisions. The Gas & Power division reported lower results.

Exploration & Production
The Exploration & Production division reported better adjusted net results (up 40.9% and 40.4% in the third quarter and in the first nine months of 2010, respectively) driven by a better operating performance (up euro 853 million, or 34.9%, in the third quarter; up euro 3,176 million, or 47.5%, in the first nine months). The main positive trends were higher oil realizations in dollar terms and the depreciation of the euro against the dollar (9.8% in the third quarter; 3.6% in the first nine months). In addition, quarterly results benefited from a 3 percentage point reduction in tax rate (increasing by one percentage point in the first nine months) due to a benefit associated with certain taxed provisions that were reversed to profit in the quarter, while the third quarter of 2009 was affected by certain non-deductible tax charges regarding certain foreign subsidiaries.

(5)	A further impairment of the Company’s interest in the above mentioned industrial venture resulting from the bolivar translation differences was accounted on the Company’s equity for a total amount of euro 29 million.

Petrochemicals
In the third quarter of 2010, the Petrochemical division turned an adjusted net profit of euro 18 million, reversing a prior-year loss of euro 46 million. In the first nine months of 2010, adjusted net loss was reduced by 81.2% (from euro 255 million to euro 48 million). These improvements were driven by a better operating performance (up by euro 96 million and euro 283 million in the third quarter and the first nine months of 2010 respectively) due to recovery in product margins, cost efficiencies and increased sales volumes which were up by 1.6% and 11.7% in the third quarter and the nine months of 2010 respectively (led by the polymers business area).

Refining & Marketing
In the third quarter of 2010 the Refining & Marketing division reported an adjusted net profit of euro 48 million, reversing a prior-year loss of the same amount. This improvement reflected better results delivered by the marketing business driven by higher sales on the Company’s European network and a less severe trading environment, while sales on the Italian network fell. The refining business also reported an improved performance boosted by cost efficiencies and optimization and integration efforts. In the first nine months of 2010, the division reported a substantial recovery with net loss almost down to zero (minus euro 1 million) compared with a net loss of euro 79 million in the corresponding period of 2009. The same business trends as in the quarterly review explained the improvement in the nine-month period.

Engineering & Construction
The Engineering & Construction division reported improved net profit (up euro 44 million and euro 65 million, or 20.6% and 9.8% in the third quarter and first nine months of 2010, respectively) driven by better operating performance (up by euro 49 million in the third quarter and euro 112 million in the first nine months of 2010), thanks to a growth in revenues and higher profitability of acquired orders.

Gas & Power
The Gas & Power division reported a reduction in adjusted net profit, which declined by euro 141 million in the third quarter (down 24.4%) and was euro 150 million lower in the first nine months of 2010 (down 7.3%). The Marketing performance was sharply lower in both reporting periods as a result of volume losses in Italy and shrinking marketing margins against a backdrop of strong competitive pressure, as well as an unfavorable trading environment. As a result, the business reported an operating loss in the quarter of euro 112 million compared to a prior-year profit of euro 185 million (down by euro 297 million), while in the nine-month period operating results decreased by 52.8% or euro 619 million. Those negatives were partly offset by a robust operating performance delivered by the Regulated businesses in Italy (up 11.1% in the quarter and 15.7% in the first nine months), as well as higher profit reported by equity-accounted entities.

Liquidity and capital resources

Summarized Group Balance Sheet6

(euro million)	Dec. 31, 2009	June 30, 2010	Sept. 30, 2010	Change vs Dec. 31, 2009	Change vs June 30, 2010

Fixed assets (a)
Property, plant and equipment	59,765	67,477	64,583	4,818	(2,894)
Inventory - compulsory stock	1,736	1,997	1,909	173	(88)
Intangible assets	11,469	11,479	11,466	(3)	(13)
Equity-accounted investments and other investments	6,244	6,389	5,979	(265)	(410)
Receivables and securities held for operating purposes	1,261	1,976	1,810	549	(166)
Net payables related to capital expenditures	(749)	(710)	(663)	86	47

	79,726	88,608	85,084	5,358	(3,524)
Net working capital
Inventories	5,495	6,641	6,797	1,302	156
Trade receivables	14,916	15,493	14,818	(98)	(675)
Trade payables	(10,078)	(11,536)	(10,219)	(141)	1,317
Tax payables and provisions for net deferred tax liabilities	(1,988)	(4,059)	(3,848)	(1,860)	211
Provisions	(10,319)	(10,854)	(10,306)	13	548
Other current assets and liabilities (b)	(3,968)	(2,895)	(2,533)	1,435	362
	(5,942)	(7,210)	(5,291)	651	1,919
Provisions for employee post-retirement benefits	(944)	(1,012)	(1,008)	(64)	4
Net assets held for sale including related liabilities	266	331	592	326	261

CAPITAL EMPLOYED, NET	73,106	80,717	79,377	6,271	(1,340)

Shareholders’ equity:
- Eni shareholders’ equity	46,073	53,379	49,870	3,797	(3,509)
- Non-controlling interest	3,978	3,996	4,246	268	250
	50,051	57,375	54,116	4,065	(3,259)
Net borrowings	23,055	23,342	25,261	2,206	1,919

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,106	80,717	79,377	6,271	(1,340)

Leverage	0.46	0.41	0.47	0.01	0.06

(a)	For the effects deriving from the application of IFRIC 12, see the methodology note at page 6.
(b)	Include receivables and securities for financing operating activities for euro 386 million (euro 339 million and euro 496 million at December 31, 2009 and June 30, 2010, respectively) and securities covering technical reserves of Eni’s insurance activities for euro 261 million (euro 284 million and euro 266 million at December 31, 2009 and June 30, 2010, respectively).

The Group’s balance sheet as of September 30, 2010 was impacted by a drop in the exchange rate of the euro versus the US dollar, which was down by 5.3% from December 31, 2009 (from 1.441 to 1.365 dollars per euro as of September 30, 2010). This trend increased net capital employed, net equity and net borrowings by approximately euro 1,900 million, euro 1,600 million, and euro 300 million respectively, as a result of exchange rate translation differences. In contrast, the appreciation of the euro versus the US dollar as recorded at September 30, 2010 vs. June 30, 2010 (up 11%), reduced net capital employed, net equity and net borrowings by approximately euro 3,800 million, euro 3,400 million, and euro 400 million respectively. The reduction in total equity reported in the quarter, in addition to the increased quarterly net borrowings, caused the Group leverage to decline to 0.47 as of September 30, 2010 compared to 0.41 as of June 30, 2010 (0.46 as of December 31, 2009).

Fixed assets amounted to euro 85,084 million, representing an increase of euro 5,358 million from December 31, 2009, reflecting exchange rate translation differences and capital expenditures incurred in the period (euro 9,958 million), and partly offset by depreciation, depletion, amortization and impairment charges (euro 6,528 million).

Net working capital amounted to a negative euro 5,291 million, representing an increase of euro 651 million mainly as a result of increased oil, gas and petroleum products inventories due to rising hydrocarbon prices and a positive

(6)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

change in fair value of certain cash flow hedges. These were partly offset by higher tax payables and provisions for net deferred tax liabilities accrued in the period.

Net assets held for sale including related liabilities (euro 592 million) mainly related to the following assets: (i) oil&gas properties in Italy which were contributed in kind to the two subsidiaries Società Padana Energia SpA and Società Adriatica Idrocarburi SpA, as the first one was divested in October 2010; (ii) the subsidiary Gas Brasiliano Distribuidora, following the preliminary agreement signed with a third party to divest its entire share capital; (iii) the subsidiaries and associates engaged in gas transport in Germany, Switzerland and Austria as the divestment plan has been ratified by the European Commission.

Shareholders’ equity including non-controlling interest increased by euro 4,065 million to euro 54,116 million, reflecting comprehensive income earned in the period (euro 8,222 million). This comprised the first nine months net profit (euro 6,539 million) and foreign currency translation differences. Dividend payments related Eni’s shareholders (euro 3,622 million, included the 2009 balance dividend and the 2010 interim dividend) and non-controlling interests, mainly Snam Rete Gas and Saipem (euro 489 million, including also the 2010 interim dividend approved by the Board of Directors of Snam Rete Gas and not yet distributed, as of September 30, 2010).

Summarized Group Cash Flow Statement7
(euro million)

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

1,489	1,939	2,181	Net profit	4,639	6,539
			Adjustments to reconcile to cash generated from operating profit before changes in working capital:
1,927	2,502	1,642	- depreciation, depletion and amortization and other non monetary items	5,875	6,045
(119)	(75)	(135)	- net gains on disposal of assets	(284)	(379)
1,826	2,362	2,243	- dividends, interest, taxes and other changes	5,079	7,076
(1,536)	483	(1,798)	Changes in working capital related to operations	454	(1,685)
(1,553)	(2,626)	(1,724)	Dividends received, taxes paid, interest (paid) received during the period	(6,108)	(6,048)

2,034	4,585	2,409	Net cash provided by operating activities	9,655	11,548
(2,957)	(4,328)	(2,851)	Capital expenditures	(9,801)	(9,958)
(63)	(76)	(186)	Investments and purchase of consolidated subsidiaries and businesses	(2,277)	(301)
292	66	107	Disposals	3,567	902
4	(88)	104	Other cash flow related to capital expenditures, investments and disposals	(509)	(102)

(690)	159	(417)	Free cash flow	635	2,089
(87)	94	12	Borrowings (repayment) of debt related to financing activities	383	18
2,997	1,118	2,090	Changes in short and long-term financial debt	1,674	1,724
(1,799)	(2,161)	(1,808)	Dividends paid and changes in non-controlling interest and reserves	(2,870)	(3,956)
(17)	20	(40)	Effect of changes in consolidation and exchange differences	(17)	29

404	(770)	(163)	NET CASH FLOW FOR THE PERIOD	(195)	(96)

Change in net borrowings
(euro million)

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

(690)	159	(417)	Free cash flow	635	2,089
304	(288)	306	Exchange differences on net borrowings and other changes	71	(339)
(1,799)	(2,161)	(1,808)	Dividends paid and changes in minority interests and reserves	(2,870)	(3,956)
(2,185)	(2,290)	(1,919)	CHANGE IN NET BORROWINGS	(2,164)	(2,206)

(7)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Net cash provided by operating activities amounted to euro 11,548 million in the first nine months of 2010. Proceeds from divestments amounted to euro 902 million. Those cash inflows were used to fund part of cash outflows relating to capital expenditures totaling euro 9,958 million and dividend payments to Eni’s shareholders amounting to euro 3,622 million, which included payment of the interim dividend 2010 (euro 1,811 million). Dividends paid to non-controlling interests amounted to euro 354 million, mainly relating to Saipem and Snam Rete Gas.
Net borrowings as of September 30, 2010 increased by euro 2,206 million from December 31, 2009. The divestments related to non-strategic assets in the Exploration & Production division (euro 265 million), the sale to Gazprom of a 51% interest in the joint-venture OOO SeverEnergia (euro 526 million) and the cash consideration related to the divestment of a 25% interest in the share capital of GreenStream BV (euro 75 million).

Other information

Continuing listing standards provided by article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries
Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of September 30, 2010, eight of Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd and Eni Finance USA Inc – fell within the scope of the regulation as stated in the Interim Consolidated Report as of June 30, 2010. Eni has already adopted adequate procedures to ensure full compliance with the new regulation.

Financial and operating information by division for the third quarter and the first nine months of 2010 is provided in the following pages.

Exploration & Production

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

				RESULTS
5,325	7,184	6,648	24.8	Net sales from operations		17,153	21,217	23.7
2,557	3,401	3,369	31.8	Operating profit		6,709	10,067	50.1
(114)	41	(73)		Exclusion of special items:		(29)	(211)
(5)	29	1		- asset impairments		215	30
(111)	(7)	(57)		- gains on disposal of assets		(278)	(224)
6	6	5		- provision for redundancy incentives		11	13
(4)	13	(23)		- re-measurement gains/losses on commodity derivatives		23	(31)
		1		- other			1
2,443	3,442	3,296	34.9	Adjusted operating profit		6,680	9,856	47.5
(49)	(57)	(50)		Net financial income (expense) (a)		34	(156)
106	199	16		Net income from investments (a)		219	282
(1,557)	(2,145)	(1,933)		Income taxes (a)		(4,074)	(5,969)
62.3	59.8	59.3		Tax rate	(%)	58.8	59.8
943	1,439	1,329	40.9	Adjusted net profit		2,859	4,013	40.4

				Results also include:
1,458	1,778	1,578	8.2	- amortizations and depreciations		4,929	5,036	2.2
				of which:
281	318	251	(10.7)	exploration expenditures		1,201	881	(26.6)
225	184	185	(17.8)	- amortization of exploratory drilling expenditures and other		995	601	(39.6)
56	134	66	17.9	- amortization of geological and geophysical exploration expenses		206	280	35.9
2,089	3,186	1,967	(5.8)	Capital expenditures		6,996	7,117	1.7
				of which:
212	259	203	(4.2)	- exploratory expenditure (b)		944	718	(23.9)

				Production (c) (d) (e)
957	980	948	(0.9)	Liquids (f)	(kboe/d)	985	979	(0.6)
4,139	4,319	4,203	1.7	Natural gas	(mmcf/d)	4,274	4,377	2.5
1,678	1,758	1,705	n.m.	Total hydrocarbons	(kboe/d)	1,730	1,768	n.m.
1,678	1,732	1,679	0.1	Total hydrocarbons net of updating the natural gas conversion rate		1,730	1,742	0.7

				Average realizations
62.69	72.33	70.37	12.3	Liquids (f)	($/bbl)	53.01	71.22	34.4
5.20	5.81	5.67	9.0	Natural gas	($/mmcf)	5.78	5.73	(0.8)
49.54	55.06	53.63	8.3	Total hydrocarbons	($/boe)	45.02	54.05	20.1

				Average oil market prices
68.28	78.30	76.86	12.6	Brent dated	($/bbl)	57.16	77.14	35.0
47.71	61.51	59.54	24.8	Brent dated	(euro/bbl)	41.88	58.62	40.0
68.19	77.78	76.04	11.5	West Texas Intermediate	($/bbl)	56.90	77.50	36.2
111.95	152.56	151.15	35.0	Gas Henry Hub	($/kcm)	134.90	161.74	19.9

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 43.
(d)	Includes Eni’s share of production of equity-accounted entities.
(e)	From April 1, 2010, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas (it was 1 barrel of oil = 5,742 cubic feet of gas). The effect on production has been 26 kboe/d. For further information see page 6.
(f)	Includes condensates.

Results

The Exploration & Production division reported adjusted operating profit amounting to euro 3,296 million for the third quarter of 2010, representing an increase of euro 853 million from the third quarter of 2009, or 34.9%. The performance was driven by higher oil and gas realizations in dollars (up 12.3% and 9%, respectively). In addition, the business reported a positive impact associated with the depreciation of the euro over the US dollar (up approximately euro 200 million).

Special gains excluded from the adjusted operating profit amounted to euro 73 million and mainly regarded gains from the divestment of certain exploration and production assets as well as re-measurement gains recorded on fair value evaluation of the ineffective portion of certain cash flow hedges.

Third-quarter adjusted net profit increased by euro 386 million to euro 1,329 million from the third quarter of 2009. The main drivers were an improved operating performance and a lower tax rate from 62.3% to 59.3% (down by 3 percentage points) mainly due to a benefit associated with certain taxed provisions that were reversed to profit in the quarter, while the third quarter of 2009 was affected by certain non-deductible tax charges relating to certain foreign subsidiaries. These increases were partly offset by lower results of equity-accounted entities.

Adjusted operating profit for the first nine months of 2010 was euro 9,856 million, an increase of euro 3,176 million from the first nine months of 2009, up 47.5%, mainly driven by higher oil realizations in dollars (up 34.4%). Lower expenses were also incurred in connection with exploration activities and a positive impact associated with the depreciation of the euro over the US dollar (up approximately euro 260 million) was recorded. These positives were partly offset by rising operating costs and amortization charges resulting from development activities as new fields were brought into production.

Special gains excluded from the adjusted operating profit amounted to euro 211 million and mainly concerned gains from the divestment of certain exploration and production assets, impairments of oil&gas properties as well as re-measurement gains recorded on fair value evaluation of the ineffective portion of certain cash flow hedges.

Adjusted net profit for the first nine months of 2010 increased by euro 1,154 million to euro 4,013 million compared to the first nine months of 2009 due to an improved operating performance and higher results from equity-accounted entities. These increases were partly offset by a higher tax rate from 58.8% to 59.8%, (up 1 percentage point).

Operating review

In the third quarter of 2010 Eni reported oil and natural gas production of 1,705 kboe/d. Production was nearly unchanged from the third quarter of 2009 when excluding the effect of the updated gas conversion rate as disclosed above (see page 6). The performance was positively influenced by organic growth achieved in Nigeria, Congo and Italy as well as new field start-up and production ramp-up at fields which were started-up in 2009. These increases were offset by planned facility downtime in Kazakhstan and Libya, and mature field declines particularly in the North Sea. Finally, the positive impact of lower OPEC restrictions offset lower entitlements in the Company’s PSAs due to higher oil prices as well as lower gas uplifts in Libya due to oversupply conditions in the European market. The share of oil and natural gas produced outside Italy was 89% (90% in the third quarter of 2009).

Liquids production (948 kbbl/d) decreased by 9 kbbl/d Libya as well as (down 0.9%). The main reductions were recorded for planned facility downtime in Kazakhstan and Libya as well as and mature field declines in the North Sea. These negatives were partly offset by organic growth achieved in Nigeria, due to the ramp-up of the Oyo project (Eni’s interest 40%) and lower impact of disruptions resulting from security issues, Italy as a result of the ramp-up of the Val d'Agri enhanced development project (Eni’s interest 60.77%), and Congo, due to the ramp-up of the Awa Paloukou project (Eni’s interest 90%).

Gas production (4,203 mmcf/d) increased by 64 mmcf/d from the third quarter of 2009 (up 1.7%). Organic growth in Nigeria, Congo and Australia were partly offset by mature field declines in Egypt, lower uplifts in Libya and rescheduling of certain projects planned in the Gulf of Mexico as consequence of the accident occurred at the BP-operated Macondo well.

Eni reported oil and natural gas production for the first nine months of 2010 of 1,768 kboe/d. Production grew by 0.7% in the first nine months of 2010 when excluding the effect of the updated gas conversion rate as disclosed above (see page 6). Performance was mainly driven by organic growth achieved in Nigeria, Congo and Italy, new field start-ups and production ramp-ups at fields which were started-up in 2009. These positives were partly offset by planned facility shutdowns and mature field declines. The positive impact of lower OPEC restrictions offset lower entitlements in the Company’s PSAs due to higher oil prices as well as lower gas uplifts in Libya due to oversupply conditions in the European market. The share of oil and natural gas produced outside Italy was 90% (90% in the first nine months of 2009).

Liquids production (979 kbbl/d) decreased by 6 kbbl/d (down 0.6%). The impact of mature field declines in the North Sea and planned facility shutdowns in Kazakhstan and Libya, was partly offset by organic growth and production start-ups achieved in Nigeria, Congo and Italy.

Natural gas production (4,377 mmcf/d) increased by 103 mmcf/d from the first nine months of 2009 (up 2.5%). The main increases were registered in Nigeria, Congo and Australia due to organic growth and new field start-ups, production ramp-ups. Main decreases were registered in the North Sea and Egypt due to mature field declines.

In the third quarter of 2010 liquids realizations increased on average by 12.3% in dollar terms from the corresponding period a year ago (up 34.4% in the first nine months of 2010) driven by favorable market conditions (Brent increased by 12.6% and 35% in the third quarter and first nine months of 2010, respectively).
Eni’s average liquid realizations decreased by 1.15 $/bbl in the third quarter of 2010 (1.19 $/bbl in the first nine months of 2010) due to the settlement of certain commodity derivatives relating to the sale of 7.1 mmbbl in the quarter (21.3 mmbbl in the first nine months). This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period.
As of September 30, 2010, the residual amount of that hedging transaction was 16.2 mmbbl.
Eni’s average gas realizations showed a slower pace of increase (up 9% in the third quarter; down 0.8% in the first nine months) due to time lags in oil-linked pricing formulae and weak demand in areas where gas is sold on a spot basis.

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

			LIQUIDS
91.1	86.4	84.8	Sales volumes	(mmbbl)	278.1	257.0
10.6	7.1	7.1	Sales volumes hedged by derivatives (cash flow hedge)		31.6	21.3

62.92	73.64	71.52	Total price per barrel, excluding derivatives	($/bbl)	52.56	72.41
(0.23)	(1.31)	(1.15)	Realized gains (losses) on derivatives		0.45	(1.19)

62.69	72.33	70.37	Total average price per barrel		53.01	71.22

Gas & Power

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

				RESULTS
5,511	5,960	5,812	5.5	Net sales from operations		22,979	20,480	(10.9)
567	592	438	(22.8)	Operating profit		2,683	2,346	(12.6)
41	(25)	(22)		Exclusion of inventory holding (gains) losses		335	(128)
113	62	30		Exclusion of special items:		(244)	124
1	(1)	7		- environmental charges		18	11
				- asset impairments		10
	1	1		- gains on disposal of assets		(5)	2
4	2	3		- provision for redundancy incentives		12	11
108	60	19		- re-measurement gains/losses on commodity derivatives		(269)	90
721	629	446	(38.1)	Adjusted operating profit		2,774	2,342	(15.6)
185	51	(112)	..	Marketing		1,172	553	(52.8)
450	481	500	11.1	Regulated businesses in Italy (a)		1,309	1,514	15.7
86	97	58	(32.6)	International transport		293	275	(6.1)
(7)	9	7		Net finance income (expense) (b)		(19)	14
76	95	118		Net income from investments (b)		238	313
(211)	(212)	(133)		Income taxes (b)		(929)	(755)
26.7	28.9	23.3		Tax rate	(%)	31.0	28.3
579	521	438	(24.4)	Adjusted net profit		2,064	1,914	(7.3)
344	367	393	14.2	Capital expenditures		1,095	1,070	(2.3)

				Natural gas sales	(bcm)
19.60	15.81	15.32	(21.8)	Sales of consolidated subsidiaries		65.29	57.58	(11.8)
8.92	6.24	6.59	(26.1)	- Italy (includes own consumption)		30.03	23.70	(21.1)
10.31	9.26	8.30	(19.5)	- Rest of Europe		34.51	33.01	(4.3)
0.37	0.31	0.43	16.2	- Outside Europe		0.75	0.87	16.0
1.52	2.04	2.09	37.5	Eni’s share of sales of natural gas of affiliates		5.69	6.59	15.8
21.12	17.85	17.41	(17.6)	Total sales and own consumption (G&P)		70.98	64.17	(9.6)
1.40	1.34	1.19	(15.0)	E&P in Europe and in the Gulf of Mexico		4.35	4.13	(5.1)
22.52	19.19	18.60	(17.4)	Worldwide gas sales		75.33	68.30	(9.3)
17.23	19.08	17.26	0.2	Gas volumes transported in Italy	(bcm)	55.34	60.32	9.0
9.19	9.61	10.70	16.4	Electricity sales	(TWh)	24.54	29.31	19.4

(a)	From January 1, 2010, amortization and depreciation in the transportation business segment were determined taking into account an increase in the useful life of pipelines (from 40 to 50 years), which was revised recently by the Authority for Electricity and Gas for tariff purposes. Taking into account the ways of recognizing tariff components linked to new amortization and depreciation, the company decided to adjust the useful life of these assets in line with the conventional tariff duration. The impact on quarterly operating profit has been euro 7 million (euro 26 million in the first nine months).
(b)	Excluding special items.

Results

In the third quarter of 2010 the Gas & Power division reported adjusted operating profit of euro 446 million, a decrease of euro 275 million from the third quarter of 2009, down 38.1%. The decrease was due to a lower performance delivered by the Marketing business which reported an operating loss of euro 112 million, compared to an operating profit of euro 185 million in the same period of the previous year, against the backdrop of strong competitive pressure and an unfavorable trading environment. Results from the Marketing activity did not take into account certain gains recorded in previous quarters on the settlement of non-hedging commodity derivatives amounting to euro 47 million which could be associated with the sale of gas and electricity occurred in the period. On the contrary, the third quarter of 2009 results did not take into account certain losses amounting to euro 150 million recorded in previous reporting periods on the settlement of non-hedging commodity derivatives associated with the sale of gas and electricity occurred in the quarter. As those derivatives in both reporting periods did not meet all formal criteria to be designated as hedges under IFRS, the Company was barred from applying hedge accounting and thus bringing forward gains and losses associated with those derivatives to the reporting period when the associated sales occur. However, in assessing the underlying performance of the Marketing business, management calculates the EBITDA pro-forma adjusted which represents those derivatives as being hedges with associated gains and losses recognized in the reporting period when the relevant sales occur. Management believes that disclosing this internally used measure is helpful in assisting investors to understand these business trends (see page 21). The EBITDA pro-forma adjusted delivered by the Marketing business in the third quarter of 2010 showed a smaller decline than that of the operating profit compared to the third quarter of 2009, in line with underlying business trends. Regulated businesses in Italy recorded a better operating performance (up 11.1%).

Special items excluded from operating profit amounted to net charges of euro 30 million in the third quarter of 2010 (euro 124 million in the first nine months of 2010). These mainly related to the impact of fair value evaluation of certain non-hedging commodity derivatives taken to profit and loss in the Marketing business and to environmental charges.

Adjusted net profit for the third quarter of 2010 was euro 438 million, down by euro 141 million from the third quarter of 2009, or 24.4%. The decline was caused by a lowered operating performance partly offset by higher earnings and other financial gains reported by equity-accounted entities and a lowered adjusted tax rate (from 26.7% to 23.3%) reflecting the increased share of profit reported by foreign subsidiaries.

In the first nine months of 2010 the Gas & Power division reported adjusted operating profit of euro 2,342 million, a decrease of euro 432 million from the first nine months of 2009, down 15.6%. This negative trend was due to a lower performance delivered by the Marketing business (down 52.8%) which was partly offset by a better performance of the Italian regulated businesses (up 15.7%). Results from the Marketing activity did not take into account certain gains recorded in previous quarters on the settlement of non-hedging commodity derivatives amounting to euro 129 million, which could be associated with the sale of gas and electricity in the first nine months of 2010. Those gains were reflected in calculating the EBITDA pro-forma adjusted which represented those derivatives as being hedges with associated gains recognized in each of the reporting periods where the associated sales occurred (see page 21). The EBITDA pro-forma adjusted showed a smaller decline compared to the same period of the previous year.

Operating review

Marketing
In the third quarter of 2010, the marketing business reported an adjusted operating loss of euro 112 million representing a decrease of euro 297 million from the operating profit of euro 185 million recorded in the third quarter of 2009. Considering the impact associated with the above mentioned non-hedging commodity derivatives, Marketing results were negatively impacted by sharply lower sales of consolidated subsidiaries in Italy (down 2.33 bcm, or 26.1%) and declining margins as competitive pressures mounted, as well as an unfavorable trading environment associated with the euro vs. dollar exchange rate.
These negatives were partly offset by benefits associated with the renegotiation of a number of long-term supply contracts and supply optimization measures.

In the first nine months of 2010 adjusted operating profit was euro 553 million, a decrease of euro 619 million from the same period of 2009 (down 52.8%) due to the same business trends as in the quarterly review. In addition the nine-month period was impacted by unfavorable trends in energy parameters provided in contractual oil-linked pricing formulae, and on the positive side, a gain was reported in connection with the circumstance that in the nine months of 2009 gas feedstock for power generation was replaced by higher usage of hydroelectric plants.

NATURAL GAS SALES BY MARKET

(bcm)

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

8.92	6.27	6.60	(26.0)	ITALY	30.03	23.74	(20.9)
0.70	0.65	0.50	(28.6)	- Wholesalers	4.45	3.08	(30.8)
0.24	0.14	0.14	(41.7)	- Gas release	0.89	0.68	(23.6)
0.63	0.71	1.21	92.1	- Italian exchange for gas and spot markets	1.02	2.96	..
1.87	1.51	1.43	(23.5)	- Industries	5.96	4.52	(24.2)
0.09	0.14	0.06	(33.3)	- Medium-sized enterprises and services	0.69	0.72	4.3
3.39	0.83	1.32	(61.1)	- Power generation	8.39	2.90	(65.4)
0.45	0.76	0.38	(15.6)	- Residential	4.32	4.25	(1.6)
1.55	1.53	1.56	0.6	- Own consumption	4.31	4.63	7.4
13.60	12.92	12.00	(11.8)	INTERNATIONAL SALES	45.30	44.56	(1.6)
11.65	10.87	9.88	(15.2)	Rest of Europe	39.48	38.36	(2.8)
2.07	2.13	1.37	(33.8)	- Importers in Italy	7.84	6.72	(14.3)
9.58	8.74	8.51	(11.2)	- European markets	31.64	31.64	..
1.92	1.70	1.92	..	Iberian Peninsula	5.17	5.25	1.5
1.09	1.25	0.99	(9.2)	Germany-Austria	3.77	4.06	7.7
2.85	2.64	2.05	(28.1)	Belgium	10.11	9.91	(2.0)
0.30	0.26	0.17	(43.3)	Hungary	1.76	1.52	(13.6)
1.02	0.88	0.89	(12.7)	Northern Europe	3.00	3.18	6.0
1.17	0.47	1.03	(12.0)	Turkey	3.49	2.48	(28.9)
1.02	1.24	1.08	5.9	France	3.38	4.09	21.0
0.21	0.30	0.38	81.0	Other	0.96	1.15	19.8
0.55	0.71	0.93	69.1	Extra European markets	1.47	2.07	40.8
1.40	1.34	1.19	(15.0)	E&P sales in Europe and in the Gulf of Mexico	4.35	4.13	(5.1)
22.52	19.19	18.60	(17.4)	WORLDWIDE GAS SALES	75.33	68.30	(9.3)

Sales of natural gas for the third quarter of 2010 were 18.60 bcm, a decrease of 3.92 bcm from the third quarter of 2009, down 17.4%, driven by lower volumes sold on the Italian market. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.

Sales volumes on the Italian market declined by 2.32 bcm, or 26%, to 6.60 bcm due to strong competitive pressures, which were exacerbated by oversupply conditions on the marketplace. Eni experienced lower sales in almost all of its segments, including the power generation business (down 2.07 bcm), and to a lesser extent, industrial customers (down 0.44 bcm) and wholesalers (down 0.20 bcm). This decrease was partly offset by increasing sales to Italian exchange for gas and spot markets (up 0.58 bcm).

International sales were down 1.60 bcm, or 11.8%, to 12 bcm, reflecting lower sales on target markets in the Rest of Europe (down 1.07 bcm, or 11.2%), particularly in Belgium (down 0.80 bcm), in Turkey (down 0.14 bcm) and in Hungary (down 0.13 bcm). A small increase was recorded in France (up 0.06 bcm). Sales to importers in Italy declined by 0.70 bcm. This decline was mainly due to the impact of the accident at the Swiss line of the import pipeline from Northern Europe.

In the first nine months of 2010, sales of natural gas were 68.30 bcm, down 7.03 bcm, or 9.3%, mainly due to unfavorable trends on the Italian market.
Sales volumes on the Italian market declined by 6.29 bcm, or 20.9%, to 23.74 bcm, due to increasing competitive pressures. Lower sales were recorded in the power generation business (down 5.49 bcm), industrial customers (down 1.44 bcm) and wholesalers (down 1.37 bcm). Sales volumes to the residential sector (4.25 bcm, down 0.07 bcm) were nearly unchanged, while sales to the Italian gas exchange and spot markets posted an increase (up 1.94 bcm).

International sales were down 0.74 bcm, or 1.6%, to 44.56 bcm, due to lower sales to importers in Italy (down 1.12 bcm). Sales on target markets in the Rest of Europe (31.64 bcm) were almost in line with the same period of the previous year. Organic growth achieved in France (up 0.71 bcm) and Germany/Austria (up 0.29 bcm), was offset by declines in Turkey (down 1.01 bcm), Hungary (down 0.24 bcm) and Belgium (down 0.20 bcm).

Electricity sales for the third quarter of 2010 increased by 16.4% (by 19.4% in the first nine months of 2010) to 10.70 TWh in the quarter (29.31 TWh in the nine months), driven by a slight recovery in electricity demand and mainly related to higher volumes traded on open-markets (up 1.95 TWh and up 2.48 TWh in the third quarter and the first nine months of 2010, respectively). This increase benefited from a greater availability of power generated by Eni’s plants and higher volumes traded (up 0.09 TWh and up 2.15 TWh in the third quarter and the first nine months of 2010, respectively).

Regulated Businesses in Italy
In the third quarter of 2010 these businesses reported an adjusted operating profit of euro 500 million, up euro 50 million from the same period a year-ago, or 11.1%, due to improved business trends and synergies achieved by integrating the businesses following the reorganization that took place in 2009. The Transport business increased operating performance by euro 23 million, or 7.8% mainly due to: (i) higher volumes transported; (ii) lower operating costs related to in-kind remuneration of gas used in transport activity; (iii) lower amortization charges, related to the revision of the useful lives of gas pipelines (from 40 to 50 years); and (iv) the recognition of new investments in tariffs.
Also the Distribution Business reported improved results (up euro 26 million) driven by a positive impact associated with a new tariff regime set by the Authority for Electricity and Gas intended to cover amortization charges.
The Storage business reported an adjusted operating profit of euro 44 million, in line with the third quarter of 2009 (euro 43 million).

In the first nine months of 2010, these businesses reported an adjusted operating profit of euro 1,514 million, up euro 205 million, or 15.7% mainly due to the improved results achieved by the Transport (up euro 144 million) and Distribution (up euro 52 million) activities due to the same factors described above.
Adjusted operating profit of the Storage business was euro 178 million (euro 169 million for the first nine months of 2009).

Volumes of gas transported in Italy (17.26 bcm in the third quarter of 2010 and 60.32 bcm in the first nine months of 2010) were unchanged from the third quarter of 2009 and increased by 4.98 bcm from the first nine months or 9% reflecting a recovery in the domestic gas demand.

In the first nine months of 2010, 6.84 bcm of gas were input to Company’s storage deposits (down 0.46 bcm from the nine months of 2009) while 4.84 bcm were supplied (down 1.21 bcm compared to the same period of 2009). Storage capacity amounted to 14.2 bcm, of which 5 bcm were destined to strategic storage.

International Transport
This business reported an adjusted operating profit of euro 58 million for the third quarter of 2010 (euro 275 million for the nine months) representing a decrease of euro 28 million from the third quarter of 2009, or 32.6% (down euro 18 million, or 6.1%, from the first nine months of 2009), mainly due to the impact of the accident at the Swiss line of the import pipeline from Northern Europe.

Other performance indicators

Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

703	825	675	(4.0)	Pro-forma adjusted EBITDA	3,244	2,932	(9.6)
211	299	128	(39.3)	Marketing	1,769	1,283	(27.5)
(150)	61	47		of which: +/(-) adjustment on commodity derivatives	10	129
338	350	368	8.9	Regulated businesses in Italy	982	1,097	11.7
154	176	179	16.2	International transport	493	552	12.0

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Snam Rete Gas’ EBITDA is included according to Eni’s share of equity (55.57% as of September 30, 2010, which takes into account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas, due to the closing of the restructuring deal which involved Eni’s regulated business in the Italian gas sector. The parent company Eni SpA divested the entire share capital of the two subsidiaries to Snam Rete Gas. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA proforma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

8,582	10,909	10,724	25.0	Net sales from operations		22,703	30,979	36.5
34	255	(65)	..	Operating profit (a)		321	295	(8.1)
(173)	(305)	45		Exclusion of inventory holding (gains) losses		(640)	(492)
29	(2)	34		Exclusion of special items:		158	65
19	17	2		- environmental charges		41	36
12	11	14		- asset impairments		64	47
(2)				- gains on disposal of assets		(1)	(10)
				- risk provisions		15
3	4	2		- provision for redundancy incentives		11	8
(3)	(34)	15		- re-measurement gains/losses on commodity derivatives		28	(17)
		1		- other			1
(110)	(52)	14	..	Adjusted operating profit		(161)	(132)	18.0
22	21	33		Net income from investments (b)		61	99
40	12	1		Income taxes (b)		21	32
..	..	..		Tax rate	(%)	..	..
(48)	(19)	48	..	Adjusted net profit		(79)	(1)	98.7
164	149	63	(61.6)	Capital expenditures		381	330	(13.4)

				Global indicator refining margin
2.34	3.39	2.09	(10.7)	Brent	($/bbl)	3.76	2.63	(30.1)
1.64	2.66	1.62	(1.2)	Brent	(euro/bbl)	2.75	2.00	(27.3)
2.26	4.48	2.44	8.0	Brent/Ural	($/bbl)	4.14	3.37	(18.6)

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
6.43	6.54	6.64	3.3	Refining throughputs of wholly-owned refineries		18.05	19.04	5.5
7.94	7.42	7.60	(4.3)	Refining throughputs on own account Italy		22.10	21.90	(0.9)
1.35	1.31	1.35	0.0	Refining throughputs on own account Rest of Europe		3.84	3.92	2.1
9.29	8.73	8.95	(3.7)	REFINING THROUGHPUTS ON OWN ACCOUNT		25.94	25.82	(0.5)
2.36	2.17	2.28	(3.4)	Retail sales Italy		6.77	6.46	(4.6)
0.80	0.77	0.91	13.8	Retail sales Rest of Europe		2.25	2.35	4.4
3.16	2.94	3.19	0.9	Total retail sales in Europe		9.02	8.81	(2.3)
2.43	2.33	2.50	2.9	Wholesale Italy		7.09	6.87	(3.1)
0.94	0.97	1.06	12.8	Wholesale Rest of Europe		2.70	2.89	7.0
3.37	3.30	3.56	5.6	Total wholesale in Europe		9.79	9.76	(0.3)
0.10	0.11	0.11	10.0	Wholesale other		0.31	0.31
4.71	5.42	5.15	9.3	Other sales		14.35	15.77	9.9
11.34	11.77	12.01	5.9	SALES		33.47	34.65	3.5

				Refined product sales by region
6.88	6.82	7.01	1.9	Italy		19.78	20.00	1.1
1.74	1.74	1.97	13.2	Rest of Europe		4.95	5.24	5.9
2.72	3.21	3.03	11.4	Rest of World		8.74	9.41	7.7

(a)	From January 1, 2010, management has reviewed the residual useful lives of refineries and related facilities due to a change in the expected pattern of consumption of the expected future economic benefit embodied in those assets. In doing so, the Company has aligned with practices prevailing among integrated oil companies, particularly the European companies. Management’s conclusions have been supported by an independent technical review. The impact on quarterly operating profit has been euro 19 million (euro 57 million in the first nine months).
(b)	Excluding special items.

Results

In the third quarter of 2010, the Refining & Marketing division reported a significant improvement in performance as it turned an adjusted operating profit of euro 14 million, reversing a loss of euro 110 million in the third quarter of 2009. The Marketing activity reported improved results that were supported by higher sales on European networks and as the trading environment was less severe than the year-earlier period. This occurred despite declining sales on the network in Italy. The Refining business benefited from efficiency enhancement measures, the synergic integration of refineries and optimization of supply activities. Refining margins were substantially stable as inland refineries benefited from higher premium on final prices compared to exporting refineries and the positive effect of exchange rates were offset by higher variable costs of utilities linked to oil prices and declining margins on simple cycles.

Special charges excluded from adjusted operating loss decreased to euro 34 million and euro 65 million in the third quarter and in the first nine months of 2010 respectively and mainly related to impairment of capital expenditures on assets impaired in previous reporting periods, re-measurement losses recorded on fair value evaluation of certain non-hedging commodity derivatives, environmental provisions and provisions for redundancy incentives.

In the third quarter of 2010, adjusted net profit was euro 48 million, up euro 96 million from the year-earlier period, mainly due to a better operating performance and higher earnings reported by equity-accounted entities.

In the first nine months of 2010 adjusted operating loss decreased by euro 29 million (from euro 161 million to euro 132 million, up 18%) due to the positive business trends highlighted in the third quarter review.
Adjusted net loss in the first nine months of 2010 was substantially zeroed (to a negative euro 1 million) with a euro 78 million improvement from the first nine months of 2009 due to an improved operating performance and higher earnings reported by equity-accounted entities.

Operating review

Eni’s refining throughputs for the third quarter of 2010 were 8.95 mmtonnes (25.82 mmtonnes in the nine months of 2010), down 3.7% from the third quarter of 2009 (down 0.5% from the nine months of 2009).
Lower volumes processed in Italy mainly reflected termination of process contracts on third-party refineries, whose effects were offset in part by higher volumes processed at the Taranto plant following the coming on stream of a new hydrocracking unit and the Livorno refinery due to an improved scenario for lubricants.
Eni’s refining throughputs outside Italy were in line with the third quarter of 2009 (up 2.1% in the first nine months of 2010).

Retail sales in Italy of 2.28 mmtonnes in the third quarter of 2010 (6.46 mmtonnes in the nine months) decreased by approximately 80 ktonnes, down 3.4% (approximately 310 ktonnes, down 4.6% in the nine months), driven by lower demand which mainly impacted gasoline and, to a lower extent, gasoil.
Eni’s retail market share for the third quarter was 30.7%, down nearly 1 percentage point from the third quarter of 2009 (31.6%).

Wholesale sales in Italy (2.50 mmtonnes) increased by 70 ktonnes, up 2.9%, due mainly to a recovery in consumption of gasoil and jet fuel despite a decline in demand from industrial customers affecting in particular fuel oil. Sales in the nine months declined by approximately 220 ktonnes, down 3.1%, in particular of fuel oil.

Retail sales in the rest of Europe of approximately 910 ktonnes in the third quarter of 2010 (2.35 mmtonnes in the nine months) increased by approximately 110 ktonnes from the third quarter of 2009 (up 100 ktonnes in the nine months) in particular in Austria reflecting the purchase of service stations and other increases in East-European markets.

Wholesale sales in the rest of Europe of approximately 1.06 mmtonnes (2.89 mmtonnes in the nine months), up 5.6% increased mainly in France and Austria reflecting marketing actions implemented.

Summarized Group profit and loss account

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

19,142	22,902	22,704	18.6	Net sales from operations	61,150	70,410	15.1
333	252	211	(36.6)	Other income and revenues	834	748	(10.3)
(14,207)	(16,569)	(16,799)	(18.2)	Operating expenses	(45,804)	(51,464)	(12.4)
(87)	(5)	37	..	Other operating income (expense)	(39)	70	..
(1,964)	(2,275)	(2,069)	(5.3)	Depreciation, depletion, amortization and impairments	(6,552)	(6,528)	0.4

3,217	4,305	4,084	27.0	Operating profit	9,589	13,236	38.0
(175)	(356)	60	..	Finance income (expense)	(394)	(541)	(37.3)
194	447	197	(1.5)	Net income from investments	552	869	57.4

3,236	4,396	4,341	34.1	Profit before income taxes	9,747	13,564	39.2
(1,747)	(2,457)	(2,160)	(23.6)	Income taxes	(5,108)	(7,025)	(37.5)
54.0	55.9	49.8		Tax rate (%)	52.4	51.8
1,489	1,939	2,181	46.5	Net profit	4,639	6,539	41.0
				of which attributable to:
1,240	1,824	1,724	39.0	- Eni’s shareholders	3,976	5,770	45.1
249	115	457	83.5	- Non-controlling interest	663	769	16.0

1,240	1,824	1,724	39.0	Net profit attributable to Eni’s shareholders	3,976	5,770	45.1
(108)	(250)	16		Exclusion of inventory holding (gain) loss	(160)	(514)
20	51	(41)		Exclusion of special items	(3)	(110)
1,152	1,625	1,699	47.5	Adjusted net profit attributable to Eni’s shareholders (a)	3,813	5,146	35.0

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (34% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)
Nine Months 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	10,067	2,346	295	77	952	(211)	(221)	(69)	13,236
Exclusion of inventory holding (gains) losses		(128)	(492)	(129)					(749)

Exclusion of special items:
environmental charges		11	36			31	22		100
asset impairments	30	10	47	9		9			105
gains on disposal of assets	(224)	2	(10)						(232)
risk provisions						6			6
provision for redundancy incentives	13	11	8	4	10	2	20		68
re-measurement gains/losses on commodity derivatives	(31)	90	(17)		(14)				28
other	1		1			1			3

Special items of operating profit	(211)	124	65	13	(4)	49	42		78

Adjusted operating profit	9,856	2,342	(132)	(39)	948	(162)	(179)	(69)	12,565
Net finance (expense) income (a)	(156)	14			33	(10)	(389)		(508)
Net income from investments (a)	282	313	99	2	7	(4)			699
Income taxes (a)	(5,969)	(755)	32	(11)	(260)		97	25	(6,841)

Tax rate (%)	59.8	28.3	..		26.3				53.6
Adjusted net profit	4,013	1,914	(1)	(48)	728	(176)	(471)	(44)	5,915

of which:
- adjusted net profit of non-controlling interest									769
- adjusted net profit attributable to Eni’s shareholders									5,146

Reported net profit attributable to Eni’s shareholders									5,770

Exclusion of inventory holding (gains) losses									(514)
Exclusion of special items									(110)
Adjusted net profit attributable to Eni’s shareholders									5,146

(a)	Excluding special items.

(euro million)
Nine Months 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	6,709	2,683	321	(514)	854	(205)	(321)	62	9,589
Exclusion of inventory holding (gains) losses		335	(640)	95					(210)

Exclusion of special items:
environmental charges		18	41			45			104
asset impairments	215		64	97		6			382
gains on disposal of assets	(278)	(5)	(1)		(4)	(2)			(290)
risk provisions			15			(4)			11
provision for redundancy incentives	11	12	11	3		4	20		61
re-measurement gains/losses on commodity derivatives	23	(269)	28	(3)	(14)				(235)
other						(36)	44		8

Special items of operating profit	(29)	(244)	158	97	(18)	13	64		41

Adjusted operating profit	6,680	2,774	(161)	(322)	836	(192)	(257)	62	9,420
Net finance (expense) income (a)	34	(19)				28	(437)		(394)
Net income from investments (a)	219	238	61		29	2			549
Income taxes (a)	(4,074)	(929)	21	67	(202)		45	(27)	(5,099)

Tax rate (%)	58.8	31.0	..		23.4				53.3
Adjusted net profit	2,859	2,064	(79)	(255)	663	(162)	(649)	35	4,476

of which:
- adjusted net profit of non-controlling interest									663
- adjusted net profit attributable to Eni’s shareholders									3,813

Reported net profit attributable to Eni’s shareholders									3,976

Exclusion of inventory holding (gains) losses									(160)
Exclusion of special items									(3)

Adjusted net profit attributable to Eni’s shareholders									3,813

(a)	Excluding special items.

(euro million)
Third Quarter 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	3,369	438	(65)	24	327	(58)	(47)	96	4,084
Exclusion of inventory holding (gains) losses		(22)	45	5					28

Exclusion of special items:
environmental charges		7	2						9
asset impairments	1		14			1			16
gains on disposal of assets	(57)	1							(56)
provision for redundancy incentives	5	3	2	2	3	1	8		24
re-measurement gains/losses on commodity derivatives	(23)	19	15		(14)				(3)
other	1		1			2			4

Special items of operating profit	(73)	30	34	2	(11)	4	8		(6)

Adjusted operating profit	3,296	446	14	31	316	(54)	(39)	96	4,106
Net finance (expense) income (a)	(50)	7			(14)		103		46
Net income from investments (a)	16	118	33		10		1		178
Income taxes (a)	(1,933)	(133)	1	(13)	(54)		(5)	(37)	(2,174)

Tax rate (%)	59.3	23.3	..		17.3				50.2
Adjusted net profit	1,329	438	48	18	258	(54	60	59	2,156

of which:
- adjusted net profit of non-controlling interest									457
- adjusted net profit attributable to Eni’s shareholders									1,699

Reported net profit attributable to Eni’s shareholders									1,724

Exclusion of inventory holding (gains) losses									16
Exclusion of special items									(41)
Adjusted net profit attributable to Eni’s shareholders									1,699

(a)	Excluding special items.

(euro million)
Third Quarter 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	2,557	567	34	(60)	274	(28)	(134)	7	3,217
Exclusion of inventory holding (gains) losses		41	(173)	(13)					(145)

Exclusion of special items:
environmental charges		1	19						20
asset impairments	(5)		12	8		2			17
gains on disposal of assets	(111)		(2)		(3)				(116)
provision for redundancy incentives	6	4	3			2	8		23
re-measurement gains/losses on commodity derivatives	(4)	108	(3)		(4)				97
other						(40)	44		4

Special items of operating profit	(114)	113	29	8	(7)	(36)	52		45

Adjusted operating profit	2,443	721	(110)	(65)	267	(64)	(82)	7	3,117
Net finance (expense) income (a)	(49)	(7)					(119)		(175)
Net income from investments (a)	106	76	22		10	2			216
Income taxes (a)	(1,557)	(211)	40	19	(63)		18	(3)	(1,757)

Tax rate (%)	62.3	26.7	..		22.7				55.6
Adjusted net profit	943	579	(48)	(46)	214	(62)	(183)	4	1,401

of which:
- adjusted net profit of non-controlling interest									249
- adjusted net profit attributable to Eni’s shareholders									1,152

Reported net profit attributable to Eni’s shareholders									1,240

Exclusion of inventory holding (gains) losses									(108)
Exclusion of special items									20

Adjusted net profit attributable to Eni’s shareholders									1,152

(a)	Excluding special items.

(euro million)
Second Quarter 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	3,401	592	255	17	334	(93)	(104)	(97)	4,305
Exclusion of inventory holding (gains) losses		(25)	(305)	(38)					(368)

Exclusion of special items:
environmental charges		(1)	17			31	22		69
asset impairments	29		11	9		8			57
gains on disposal of assets	(7)	1							(6)
risk provisions						6			6
provision for redundancy incentives	6	2	4	1	7		7		27
re-measurement gains/losses on commodity derivatives	13	60	(34)		2				41
other						(3)			(3)

Special items of operating profit	41	62	(2)	10	9	42	29		191

Adjusted operating profit	3,442	629	(52)	(11)	343	(51)	(75)	(97)	4,128
Net finance (expense) income (a)	(57)	9			47	(10)	(298)		(309)
Net income from investments (a)	199	95	21	2	(5)		(1)		311
Income taxes (a)	(2,145)	(212)	12	(14)	(112)		45	36	(2,390)

Tax rate (%)	59.8	28.9	..		29.1				57.9
Adjusted net profit	1,439	521	(19)	(23)	273	(61)	(329)	(61)	1,740

of which:
- adjusted net profit of non-controlling interest									115
- adjusted net profit attributable to Eni’s shareholders									1,625

Reported net profit attributable to Eni’s shareholders									1,824

Exclusion of inventory holding (gains) losses									(250)
Exclusion of special items									51

Adjusted net profit attributable to Eni’s shareholders									1,625

(a)	Excluding special items.

Breakdown of special items

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

			Special charges (income):
17	57	16	asset impairments	382	105
20	69	9	environmental charges	104	100
(116)	(6)	(56)	gains on disposal of assets	(290)	(232)
	6		risk provisions	11	6
23	27	24	provisions for redundancy incentives	61	68
97	41	(3)	re-measurement gains/losses on commodity derivatives	(235)	28
4	(3)	4	other	8	3

45	191	(6)		41	78

	47	(14)	Net finance (income) expense		33
39	(118)	(16)	Net income from investments	31	(134)
			of which:
	(140)	(17)	- gains on disposal of interests		(157)
	20		- impairments		20
(64)	(69)	(5)	Income taxes	(75)	(87)
			of which:
			tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries	(27)
(64)	(69)	(5)	taxes on special items of operating profit	(48)	(87)

20	51	(41)	Total special items of net profit	(3)	(110)

Adjusted operating profit

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

2,443	3,442	3,296	34.9	Exploration & Production	6,680	9,856	47.5
721	629	446	(38.1)	Gas & Power	2,774	2,342	(15.6)
(110)	(52)	14	..	Refining & Marketing	(161)	(132)	18.0
(65)	(11)	31	..	Petrochemicals	(322)	(39)	87.9
267	343	316	18.4	Engineering & Construction	836	948	13.4
(64)	(51)	(54)	15.6	Other activities	(192)	(162)	15.6
(82)	(75)	(39)	52.4	Corporate and financial companies	(257)	(179)	30.4
7	(97)	96		Impact of unrealized intragroup profit elimination	62	(69)
3,117	4,128	4,106	31.7		9,420	12,565	33.4

Net sales from operations

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

5,325	7,184	6,648	24.8	Exploration & Production	17,153	21,217	23.7
5,511	5,960	5,812	5.5	Gas & Power	22,979	20,480	(10.9)
8,582	10,909	10,724	25.0	Refining & Marketing	22,703	30,979	36.5
1,162	1,698	1,493	28.5	Petrochemicals	3,067	4,667	52.2
2,383	2,496	2,786	16.9	Engineering & Construction	7,264	7,794	7.3
20	27	25	25.0	Other activities	67	77	14.9
310	332	333	7.4	Corporate and financial companies	921	967	5.0
3	(171)	15		Impact of unrealized intragroup profit elimination	(16)	(92)
(4,154)	(5,533)	(5,132)		Consolidation adjustment	(12,988)	(15,679)
19,142	22,902	22,704	18.6		61,150	70,410	15.1

Operating expenses

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

13,195	15,415	15,708	19.0	Purchases, services and other	42,715	48,174	12.8
16	60	9		of which other special items	126	106
1,012	1,154	1,091	7.8	Payroll and related costs	3,089	3,290	6.5
23	27	24		of which provision for redundancy incentives	61	68
14,207	16,569	16,799	18.2		45,804	51,464	12.4

Gains and losses on non-hedging commodity derivative instruments

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

1	(14)	23	Exploration & Production	(21)	30
(3)	(1)		- settled transactions	2	(1)
4	(13)	23	- re-measurement gains/losses	(23)	31
(110)	(30)	11	Gas & Power	3
(2)	30	30	- settled transactions	(266)	90
(108)	(60)	(19)	- re-measurement gains/losses	269	(90)
20	45	(16)	Refining & Marketing	(43)	24
17	11	(1)	- settled transactions	(15)	7
3	34	(15)	- re-measurement gains/losses	(28)	17
2		1	Petrochemicals	12	2
2		1	- settled transactions	9	2
			- re-measurement gains/losses	3
(3)	(6)	18	Engineering & Construction	10	14
(7)	(4)	4	- settled transactions	(4)
4	(2)	14	- re-measurement gains/losses	14	14
3			Corporate and financial companies
3			- settled transactions
(87)	(5)	37	Total	(39)	70
10	36	34	- settled transactions	(274)	98
(97)	(41)	3	- re-measurement gains/losses	235	(28)

Depreciation, depletion, amortization and impairments

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

1,463	1,749	1,577	7.8	Exploration & Production	4,725	5,006	5.9
243	226	235	(3.3)	Gas & Power	720	705	(2.1)
102	87	73	(28.4)	Refining & Marketing	299	240	(19.7)
16	20	22	37.5	Petrochemicals	64	61	(4.7)
106	122	132	24.5	Engineering & Construction	322	368	14.3
1			..	Other activities	2	1	(50.0)
21	19	19	(9.5)	Corporate and financial companies	61	56	(8.2)
(5)	(5)	(5)		Impact of unrealized intragroup profit elimination	(12)	(14)
1,947	2,218	2,053	5.4	Total depreciation, depletion and amortization	6,181	6,423	3.9

17	57	16		Impairments	371	105

1,964	2,275	2,069	5.3		6,552	6,528	(0.4)

Net income from investments

(euro million) Nine Months of 2010	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	77	301	70	(3)	(3)	442
Dividends	207	9	43		1	260
Net gains on disposal		142	2	17		161
Other income (expense), net	(4)			10		6

	280	452	115	24	(2)	869

Income taxes

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010	Change

			Profit before income taxes
487	690	382	Italy	2,549	2,223	(326)
2,749	3,706	3,959	Outside Italy	7,198	11,341	4,143
3,236	4,396	4,341		9,747	13,564	3,817
			Income taxes
186	393	142	Italy	1,193	985	(208)
1,561	2,064	2,018	Outside Italy	3,915	6,040	2,125
1,747	2,457	2,160		5,108	7,025	1,917
			Tax rate (%)
38.2	57.0	37.2	Italy	46.8	44.3	(2.5)
56.8	55.7	51.0	Outside Italy	54.4	53.3	(1.1)
54.0	55.9	49.8		52.4	51.8	(0.6)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	Dec. 31, 2009	June 30, 2010	Sept. 30, 2010	Change vs Dec. 31, 2009	Change vs June 30, 2010

Total debt	24,800	25,151	26,891	2,091	1,740
Short-term debt	6,736	6,749	7,197	461	448
Long-term debt	18,064	18,402	19,694	1,630	1,292
Cash and cash equivalents	(1,608)	(1,675)	(1,512)	96	163
Securities held for non-operating purposes	(64)	(70)	(62)	2	8
Financing receivables for non-operating purposes	(73)	(64)	(56)	17	8

Net borrowings	23,055	23,342	25,261	2,206	1,919

Shareholders’ equity including non-controlling interest	50,051	57,375	54,116	4,065	(3,259)
Leverage	0.46	0.41	0.47	0.01	0.06

Bonds maturing in the 18-months period starting on September 30, 2010

(euro million)
Issuing entity	Amount at September 30, 2010 (a)

Eni Coordination Center SA	378

378

(a)	Amounts include interest accrued and discount on issue.

Bonds issued in the first nine months of 2010

Issuing entity	Nominal amount (million)	Currency	Amount at Sept. 30, 2010 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,000	euro	1,007	2020	fixed	4.00

1,007

(a)	Amounts include interest accrued and discount on issue.

ROACE (Return On Average Capital Employed)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before non-controlling interest, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate (34% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to other companies). The capital invested as of period end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses in the period, net of the related tax effect. ROACE by division is determined as ratio of adjusted net profit to net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

(euro million)

Calculated on a 12-month period ending on September 30, 2010	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,032	2,766	(119)	7,596
Exclusion of after-tax finance expense/interest income	-	-	-	297

Adjusted net profit unlevered	5,032	2,766	(119)	7,893
Adjusted capital employed, net:
- at the beginning of period	30,889	23,657	7,575	69,565
- at the end of period	36,158	25,306	8,190	78,832
Adjusted average capital employed, net	33,524	24,482	7,883	74,199

Adjusted ROACE (%)	15.0	11.3	(1.5)	10.6

(euro million)

Calculated on a 12-month period ending on September 30, 2009	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	4,248	2,586	141	6,547
Exclusion of after-tax finance expense/interest income	-	-	-	283

Adjusted net profit unlevered	4,248	2,586	141	6,830
Adjusted capital employed, net:
- at the beginning of period	27,312	21,827	9,384	65,734
- at the end of period	30,889	23,778	8,738	71,098
Adjusted average capital employed, net	29,101	22,803	9,061	68,416

Adjusted ROACE (%)	14.6	11.3	1.6	10.0

(euro million)

Calculated on a 12-month period ending on December 31, 2009	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	3,878	2,916	(197)	6,157
Exclusion of after-tax finance expense/interest income	-	-	-	283

Adjusted net profit unlevered	3,878	2,916	(197)	6,440
Adjusted capital employed, net:
- at the beginning of period	30,362	22,547	7,379	66,886
- at the end of period	32,455	25,024	7,560	72,915
Adjusted average capital employed, net	31,409	23,786	7,470	69,901

Adjusted ROACE (%)	12.3	12.3	(2.6)	9.2

GROUP BALANCE SHEET

(euro million)	Dec. 31, 2009	June 30, 2010	Sept. 30, 2010

ASSETS
Current assets
Cash and cash equivalents	1,608	1,675	1,512
Other financial assets held for trading or available for sale	348	336	323
Trade and other receivables	20,348	22,285	21,399
Inventories	5,495	6,641	6,797
Current tax assets	753	174	163
Other current tax assets	1,270	941	1,009
Other current assets	1,307	1,338	1,192
	31,129	33,390	32,395

Non-current assets
Property, plant and equipment	59,765	67,477	64,583
Inventory - compulsory stock	1,736	1,997	1,909
Intangible assets	11,469	11,479	11,466
Equity-accounted investments	5,828	5,930	5,547
Other investments	416	459	432
Other financial assets	1,148	1,664	1,542
Deferred tax assets	3,558	3,703	3,609
Other non-current receivables	1,938	2,144	3,075
	85,858	94,853	92,163

Assets held for sale	542	570	860
TOTAL ASSETS	117,529	128,813	125,418

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	3,545	4,299	4,563
Current portion of long-term debt	3,191	2,450	2,634
Trade and other payables	19,174	21,103	20,395
Income taxes payable	1,291	1,508	1,619
Other taxes payable	1,431	2,001	1,932
Other current liabilities	1,856	1,794	1,437

	30,488	33,155	32,580
Non-current liabilities
Long-term debt	18,064	18,402	19,694
Provisions for contingencies	10,319	10,854	10,306
Provisions for employee benefits	944	1,012	1,008
Deferred tax liabilities	4,907	5,455	5,159
Other non-current liabilities	2,480	2,321	2,287

	36,714	38,044	38,454
Liabilities directly associated with assets held for sale	276	239	268
TOTAL LIABILITIES	67,478	71,438	71,302

SHAREHOLDERS’ EQUITY
Non-controlling interest	3,978	3,996	4,246
Eni shareholders’ equity
Share capital	4,005	4,005	4,005
Reserves	46,269	52,085	48,662
Treasury shares	(6,757)	(6,757)	(6,756)
Interim dividend	(1,811)		(1,811)
Net profit	4,367	4,046	5,770
Total Eni shareholders’ equity	46,073	53,379	49,870
TOTAL SHAREHOLDERS’ EQUITY	50,051	57,375	54,116
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	117,529	128,813	125,418

GROUP PROFIT AND LOSS ACCOUNT

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

			REVENUES
19,142	22,902	22,704	Net sales from operations	61,150	70,410
333	252	211	Other income and revenues	834	748
19,475	23,154	22,915	Total revenues	61,984	71,158

			OPERATING EXPENSES
13,195	15,415	15,708	Purchases, services and other	42,715	48,174
1,012	1,154	1,091	Payroll and related costs	3,089	3,290
(87)	(5)	37	OTHER OPERATING (CHARGE) INCOME	(39)	70

1,964	2,275	2,069	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	6,552	6,528

3,217	4,305	4,084	OPERATING PROFIT	9,589	13,236

			FINANCE INCOME (EXPENSE)
973	2,297	1,318	Finance income	4,668	4,978
(1,076)	(2,508)	(1,429)	Finance expense	(5,038)	(5,359)
(72)	(145)	171	Derivative financial instruments	(24)	(160)
(175)	(356)	60		(394)	(541)

			INCOME (EXPENSE) FROM INVESTMENTS
174	108	150	Share of profit (loss) of equity-accounted investments	379	442
20	339	47	Other gain (loss) from investments	173	427
194	447	197		552	869

3,236	4,396	4,341	PROFIT BEFORE INCOME TAXES	9,747	13,564
(1,747)	(2,457)	(2,160)	Income taxes	(5,108)	(7,025)
1,489	1,939	2,181	Net profit	4,639	6,539

			Attributable to:
1,240	1,824	1,724	- Eni’s shareholders	3,976	5,770
249	115	457	- Non-controlling interest	663	769
1,489	1,939	2,181		4,639	6,539

			Earnings per share attributable to Eni’s shareholders (euro per share)
0.34	0.50	0.48	Basic	1.10	1.59
0.34	0.50	0.48	Diluted	1.10	1.59

COMPREHENSIVE INCOME

(euro million)

Nine Months 2009	Nine Months 2010

Net profit	4,639	6,539
Other items of comprehensive income:
- foreign currency translation differences	(1,331)	1,517
- change in the fair value of cash flow hedging derivatives	(318)	279
- share of "Other comprehensive income" on equity-accounted entities	2
- taxation	133	(113)
	(1,514)	1,683
Total comprehensive income	3,125	8,222
Attributable to:
- Eni’s shareholders	2,487	7,432
- Non-controlling interest	638	790
	3,125	8,222

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2009		50,051
Total comprehensive income	8,222
Dividends paid to Eni’s shareholders	(3,622)
Dividends paid by consolidated subsidiaries to non-controlling interest	(489)
Effect of GreenStream BV deconsolidation	(37)
Stock option expired	(6)
Cost related to stock options	4
Other changes	(7)

Total changes		4,065

Shareholders’ equity at September 30, 2010		54,116

Attributable to:
- Eni’s shareholders		49,870
- Non-controlling interest		4,246

GROUP CASH FLOW STATEMENT

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

1,489	1,939	2,181	Net profit	4,639	6,539
			Adjustments to reconcile net profit to net cash provided by operating activities:
1,947	2,218	2,053	Depreciation, depletion and amortization	6,181	6,423
17	57	16	Impairments of tangible and intangible assets, net	371	105
(174)	(108)	(150)	Share of loss of equity-accounted investments	(379)	(442)
(119)	(75)	(135)	Gain on disposal of assets, net	(284)	(379)
(19)	(199)	(18)	Dividend income	(155)	(260)
(38)	(25)	(41)	Interest income	(306)	(105)
136	129	142	Interest expense	432	416
1,747	2,457	2,160	Income taxes	5,108	7,025
128	322	(277)	Other changes	(322)	(50)
			Changes in working capital:
(284)	(1,070)	(243)	- inventories	(92)	(1,433)
(1,061)	2,810	331	- trade receivables	2,495	417
(300)	(854)	(971)	- trade payables	(2,353)	(24)
(26)	(2)	(381)	- provisions for contingencies	51	(327)
135	(401)	(534)	- other assets and liabilities	353	(318)
(1,536)	483	(1,798)	Cash flow from changes in working capital	454	(1,685)
9	13		Net change in the provisions for employee benefits	24	9
69	353	171	Dividends received	405	559
18	27	(1)	Interest received	277	73
(23)	(265)	(10)	Interest paid	(268)	(418)
(1,617)	(2,741)	(1,884)	Income taxes paid, net of tax receivables received	(6,522)	(6,262)
2,034	4,585	2,409	Net cash provided from operating activities	9,655	11,548
			Investing activities:
(2,650)	(3,968)	(2,530)	- tangible assets	(8,576)	(8,945)
(307)	(360)	(321)	- intangible assets	(1,225)	(1,013)
15		(102)	- consolidated subsidiaries and businesses	(14)	(102)
(58)	(76)	(84)	- investments	(198)	(199)
(28)	(9)		- securities	(35)	(13)
3	(270)	60	- financing receivables	(768)	(576)
(17)	64	11	- change in payables and receivables in relation to disposals	(268)	(29)
(3,042)	(4,619)	(2,966)	Cash flow from investments	(11,084)	(10,877)
			Disposals:
62	10	38	- tangible assets	104	251
109	5	31	- intangible assets	263	36
	48		- consolidated subsidiaries and businesses		48
121	3	38	- investments	3,200	567
25	20	12	- securities	153	38
(114)	189	55	- financing receivables	705	550
48	12	(22)	- change in payables and receivables in relation to disposals	87	(54)
251	287	152	Cash flow from disposals	4,512	1,436
(2,791)	(4,332)	(2,814)	Net cash used in investing activities (*)	(6,572)	(9,441)

GROUP CASH FLOW STATEMENT (continued)

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

668	346	1,307	Proceeds from long-term debt	3,900	1,675
1,105	1,051	405	Repayments of long-term debt	(1,382)	(742)
1,224	(279)	378	Increase (decrease) in short-term debt	(844)	791
2,997	1,118	2,090		1,674	1,724
9			Net capital contributions by non-controlling interest	1,551
9	3	4	Net acquisition of treasury shares different from Eni SpA	9	20
(20)			Acquisition of additional interests in consolidated subsidiaries	(2,065)
(1,811)	(1,811)	(1,811)	Dividends paid to Eni’s shareholders	(4,166)	(3,622)
(6)	(353)	(1)	Dividends paid by consolidated subsidiaries to non-controlling interest	(264)	(354)
1,178	(1,043)	282	Net cash used in financing activities	(3,261)	(2,232)
(17)	20	(40)	Effect of exchange rate changes on cash and cash equivalents and other changes	(17)	29
404	(770)	(163)	Net cash flow for the period	(195)	(96)
1,340	2,445	1,675	Cash and cash equivalents - beginning of the period	1,939	1,608
1,744	1,675	1,512	Cash and cash equivalents - end of the period	1,744	1,512

(*)	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

			Financing investments:
(28)	(13)		- securities	(30)	(13)
11	104		- financing receivables		(2)
(17)	91			(30)	(15)
			Disposal of financing investments:
46	2	6	- securities	127	14
(116)	1	6	- financing receivables	286	19
(70)	3	12		413	33
(87)	94	12	Net cash flows from financing activities	383	18

SUPPLEMENTAL CASH FLOW INFORMATION

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

			Effect of investment of companies included in consolidation and businesses
1	72	37	Current assets	4	109
(6)	2	159	Non-current assets	14	161
(6)	11	37	Net borrowings	2	48
(3)	(63)	(103)	Current and non-current liabilities	(4)	(166)
(14)	22	130	Net effect of investments	16	152
	(11)		Fair value of investments held before the acquisition of control		(11)
(14)	11	130	Purchase price	16	141
			less:
(1)	(11)	(28)	Cash and cash equivalents	(2)	(39)
(15)		102	Cash flow on investments	14	102
			Effect of disposal of consolidated subsidiaries and businesses
	80		Current assets		80
	696		Non-current assets		696
	(282)		Net borrowings		(282)
	(136)		Current and non-current liabilities		(136)
	358		Net effect of disposals		358
	(149)		Fair value of non-controlling interests retained after disposals		(149)
	140		Gain on disposal		140
	(46)		Non-controlling interest		(46)
	303		Selling price		303
			less:
	(255)		Cash and cash equivalents		(255)
	48		Cash flow on disposals		48

CAPITAL EXPENDITURES

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	% Ch. 3 Q. 10 vs 09	Nine Months 2009	Nine Months 2010	% Ch.

2,089	3,186	1,967	(5.8)	Exploration & Production	6,996	7,117	1.7
344	367	393	14.2	Gas & Power	1,095	1,070	(2.3)
164	149	63	(61.6)	Refining & Marketing	381	330	(13.4)
36	45	54	50.0	Petrochemicals	81	125	54.3
333	380	374	12.3	Engineering & Construction	1,221	1,166	(4.5)
5	10	2	(60.0)	Other activities	19	21	10.5
13	33	26	..	Corporate and financial companies	35	76	..
(27)	158	(28)		Impact of unrealized intragroup profit elimination	(27)	53
2,957	4,328	2,851	(3.6)		9,801	9,958	1.6

In the first nine months of 2010, capital expenditures amounting to euro 9,958 million (euro 9,801 million in the nine months of 2009) related mainly to:

-	development activities deployed mainly in Kazakhstan, Congo, the United States, Algeria, Egypt, Italy and Angola and exploratory activities of which 97% was spent outside Italy, primarily in the United States, Angola, Indonesia, Nigeria and Ghana;
-	upgrading of the fleet used in the Engineering & Construction division (euro 1,166 million);
-	development and upgrading of Eni’s natural gas transport network in Italy (euro 542 million) and distribution network (euro 193 million), development and increase of storage capacity (euro 166 million), as well as the ongoing development of power generation plants (euro 75 million);
-	projects aimed at improving the conversion capacity and flexibility of refineries (euro 195 million), as well as building and upgrading service stations in Italy and outside Italy (euro 121 million).

Capital expenditures by division

EXPLORATION & PRODUCTION

(euro million)
Nine Months 2009	Nine Months 2010

Italy	536	496
Rest of Europe	588	657
North Africa	1,590	2,129
West Africa	1,597	1,670
Kazakhstan	865	781
Rest of Asia	454	374
America	942	870
Australia and Oceania	424	140

	6,996	7,117

GAS & POWER

(euro million)
Nine Months 2009	Nine Months 2010

Marketing and Power generation	102	160
Regulated businesses in Italy	969	901
- Transport	561	542
- Distribution	208	193
- Storage	200	166
International transport	24	9

	1,095	1,070

REFINING & MARKETING

(euro million)
Nine Months 2009	Nine Months 2010

Refining, Supply and Logistic	262	195
Marketing	97	121
Other activities	22	14

	381	330

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

1,678	1,758	1,705	Production of oil and natural gas (a) (b) (c)	(kboe/d)	1,730	1,768
161	185	182	Italy		168	183
230	208	200	Rest of Europe		244	217
567	583	549	North Africa		576	574
344	388	407	West Africa		339	399
106	107	85	Kazakhstan		115	104
122	123	125	Rest of Asia		137	123
132	139	128	America		134	142
16	25	29	Australia and Oceania		17	26
1,678	1,732	1,679	Production of oil and natural gas net of updating the natural gas conversion rate		1,730	1,742
147.6	154.1	151.7	Production sold (a)	(mmboe)	456.0	464.4
147.6	152.0	149.5	Production sold net of updating the natural gas conversion rate (a)	(mmboe)	456.0	457.8

PRODUCTION OF LIQUIDS BY REGION

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

957	980	948	Production of liquids (a)	(kbbl/d)	985	979
51	63	61	Italy		54	61
124	113	111	Rest of Europe		131	118
294	306	282	North Africa		296	291
301	318	322	West Africa		299	327
65	63	51	Kazakhstan		70	62
47	39	42	Rest of Asia		60	39
68	69	68	America		66	72
7	9	11	Australia and Oceania		9	9

PRODUCTION OF NATURAL GAS BY REGION

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

4,139	4,319	4,203	Production of natural gas (a) (b)	(mmcf/d)	4,274	4,377
634	676	672	Italy		655	678
613	530	498	Rest of Europe		649	548
1,564	1,539	1,482	North Africa		1,609	1,566
244	390	470	West Africa		228	400
236	241	186	Kazakhstan		258	233
427	471	459	Rest of Asia		441	470
372	386	333	America		388	390
49	86	103	Australia and Oceania		46	92

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (303 and 294 mmcf/d in the third quarter 2010 and 2009, respectively, 309 and 294 mmcf/d in the first nine months of 2010 and 2009, respectively, and 307 mmcf/d in the second quarter 2010).
(c)	From April 1, 2010, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,550 cubic feet of gas (it was 1 barrel of oil = 5,742 cubic feet of gas). The effect on production has been 26 kboe/d. For further information see page 6.

Petrochemicals

Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

			Sales of petrochemical products	(euro million)
513	810	702	Basic petrochemicals		1,329	2,185
600	838	759	Polymers		1,595	2,355
49	50	32	Other revenues		143	127

1,162	1,698	1,493			3,067	4,667

			Production	(ktonnes)
1,095	1,295	1,188	Basic petrochemicals		3,270	3,724
517	605	588	Polymers		1,596	1,800

1,612	1,900	1,776			4,866	5,524

Engineering & Construction

(euro million)
Third Quarter 2009	Second Quarter 2010	Third Quarter 2010	Nine Months 2009	Nine Months 2010

			Orders acquired
1,544	818	1,436	Offshore construction	3,408	3,359
434	3,534	913	Onshore construction	2,774	5,694
(101)	9	167	Offshore drilling	230	316
4	20	48	Onshore drilling	537	254

1,881	4,381	2,564		6,949	9,623

(euro million)	Dec. 31, 2009	Sept. 30, 2010

Order backlog	18,730	20,150